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                                                   Phillip Elliott
                                                   Phone: +49 (0)69/305 33480
                                                   Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@celanese.com

Date: 31 October 2002

Celanese sells Trespaphan OPP film business to Dor-Moplefan Group and Bain
Capital

      Kronberg (CZZ:FSE; CZ:NYSE) - As part of its strategy to focus on its core businesses, Celanese AG has signed an agreement to sell Trespaphan, its global oriented polypropylene (OPP) film business to a consortium consisting of Dor-Moplefan and Bain Capital. The purchase price for the transaction is approximately (euro)200 million. The transaction is subject to regulatory approvals. Both parties expect the purchase to be completed before the end of this year.

      "The divestiture of Trespaphan, represents another step in our strategy to divest non-core businesses and to concentrate on the internal and external growth of our core businesses," said Claudio Sonder, chairman of Celanese AG. "The new consortium offers Trespaphan the best conditions to further develop its business and to strengthen its market position on a sustainable basis. We thank our employees for their great efforts implementing Trespaphan's turnaround strategy successfully over the last three years."

      Dor-Moplefan previously acquired the OPP film activities of Moplefan and Shorko from Basell. Zvi Mor, chairman of Dor-Moplefan, said, "Trespaphan is a well established company with the potential for further growth in its field; it

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Date: 31 October 2002


has the right people, know-how, and equipment to be a growing and a major player in the field of BOPP."

      In 2001, Trespaphan, formed part of Celanese's Performance Products segment, generated sales of (euro)281 million. The business has 1,400 employees at four production sites in Germany, France, South Africa and Mexico. OPP films are primarily used in food and cigarette packaging, labeling and capacitors.

      Assuming this transaction and the previously announced acquisition on Clariant's emulsion business are completed before the end of the year, Celanese now expects year-end net debt to be around (euro)700 million and trade working capital to be at approximately last years` level. Celanese will start to report the business as part of discontinued operations.

      Celanese was advised by Lehman Brothers on the transaction.

      Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. Celanese generated sales of around (euro) 5.1 billion in 2001 and has about 11,800 employees. The company has 30 production plants and five research centers in 11 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ). For further information please visit our website at www.celanese.com.

      Dor-Moplefan is a group of international companies whose headquarters are located in The Netherlands with plants in Italy, Belgium, and Australia, and which is engaged in the production of polypropylene films. Dor-Moplefan is a major global provider of polypropylene films, controlled by the Dankner Group

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Date: 31 October 2002


which is engaged in various industries including banking, cable television, telecommunications, and has over 40 years of industrial experience. Dor-Moplefan has recently acquired the Australian polypropylene producer, Shorko, and together with Trespaphan will be a leading global producer of polypropylene films, taking a long-term view in this sector. Further information on Dor-Moplefan can be found on the internet at www.Moplefan.com.

      Bain Capital is one of the leading global private investment firms with offices in London, Munich, and the United States. Bain Capital manages several pools of capital including private equity, high-yields assets, and public equity with over US$ 14 billion in assets under management. Further information on Bain Capital can be found on the internet at www.baincapital.com.


      Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, copies of which are available from the Company.